FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2008
VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)
300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑                Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
           Yes ☐                            No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

SIGNATURE

Quarterly Report for the Period Ending
June 30, 2008
VIDEOTRON LTD.
Filed in this Form 6-K
Documents index

1-	Quarterly report for the period ended June 30, 2008 of Videotron Ltd.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
VIDEOTRON LTD.

By:	/s/ Marie-Josée Marsan

Marie-Josée Marsan Vice-President, Finance and Chief Financial Officer
Date: August 20, 2008

QUARTERLY REPORT
2008 FISCAL YEAR
VIDEOTRON LTD
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Six-Month Period
January 1, 2008 – June 30, 2008
August 20, 2008

VIDEOTRON LTD
Interim Consolidated Financial Statements
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
FINANCIAL STATEMENTS

Management’s Discussion and Analysis	2

Interim Consolidated Statements of Income	15

Interim Consolidated Statements of Comprehensive Income	16

Interim Consolidated Statements of Deficit	17

Interim Consolidated Statements of Cash Flows	18

Interim Consolidated Balance Sheets	19

Notes to Interim Consolidated Financial Statements	20

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
     We are Videotron Ltd, a fully-owned subsidiary of Quebecor Media Inc., incorporated under Part IA of the Companies Act (Québec).  We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services.
The following Management Discussion and Analysis covers the main activities in the second quarter of 2008 and in the six-months period ended June 30, 2008, and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2007 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS SINCE DECEMBER 31, 2007
•	On March 31, 2008, the Company’s parent company, Quebecor Media Inc., qualified as a new market entrant in the spectrum auction for third generation Advanced Wireless Services (“AWS”). As part of the application, the Company issued an irrevocable standby letter of credit of $99.3 million to Industry Canada. The spectrum auction ended on July 21, 2008, resulting in an aggregate amount of $554.6 million of bids made by Quebecor Media Inc., that were retained for 17 new spectrum licenses for AWS covering all of the province of Québec and certain areas of Ontario.

The Company and Quebecor Media Inc. have agreed, in accordance with the terms of the Company’s credit facilities and subject to approval by Industry Canada, to cause Quebecor Media Inc.’s subsidiary, 9193-2962 Québec Inc., participating in the spectrum auction for AWS, to transfer to the Company or one of its subsidiaries all Québec licenses, as well as all other licenses obtained in the spectrum auction if they are paid for by way of a drawdown under the Company’s credit facilities.

•	In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown before the Federal Court, alleging that the Part II licence fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court decreed that these fees did indeed constitute taxes, that the CRTC was to cease collection of such fees but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II licence fees payable on November 30 of each year unless a Superior Court reverses the Federal Court decision. Considering these facts and as a result of the decision of the Superior Court, the Company reversed its liability of $11.1 million related to these Part II licence fees covering the period from September 1, 2006 to September 30, 2007 in the third quarter of 2007. The Company also ceased to record the Part II licence fees in subsequent periods.

On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies are in disagreement with this decision and have requested a leave to appeal to the Supreme Court of Canada. The CRTC publicly stated that it will make no attempt to collect outstanding Part ll fees until the earlier of a) the leave to appeal to the Supreme Court of Canada is denied, or b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or c) the matter is settled between the parties. The Company believes in the merit of its request for appeal to the Supreme Court. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect Part II licence fees to which the Company is subject, the Company recorded in the second quarter of 2008 a total liability of $19.5 million related to the Part II licence fees. This liability is for the period from September 1, 2006 to June 30, 2008, while an amount of $2.8 million and $5.6 million is for the second quarter and the first half of 2008, respectively ($2.5 million and $5.0 million for the second quarter and the first half of 2007, respectively).

MANAGEMENT DISCUSSION AND ANALYSIS
In May, 2008, the Company subscribed to 200,000,000 preferred shares, Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc., for a total consideration of $200.0 million. This transaction is related to the Company’s parent company’s qualification as a new market entrant in the spectrum auction for AWS.

•	April 15, 2008: The Company issued US$455.0 aggregate principal amount of Senior Notes, used part of the proceeds to repay drawings on its Senior Secured Credit Facility and for general purposes.

•	April 7, 2008: The Company amended its Senior Secured Credit Facility to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Pursuant to these amendments, the Company may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million).
NON-GAAP FINANCIAL MEASURES
We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use these non-GAAP financial measures, such as operating income and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.
Operating Income
     We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our field of activities. Operating income has limitations as an analytical tool, including:
•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect income tax expense or the cash necessary to pay income taxes; and

•	it does not reflect financial expenses or the cash necessary to pay financial expenses.
It should be noted our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income as disclosed in our financial statements in table 1 below.

MANAGEMENT DISCUSSION AND ANALYSIS
Table 1
Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three-months		Six-months
	ended June 30		ended June 30
	2008	2007	2008	2007

Operating Income	$182.2	$145.7	$378.4	$294.7
Amortization	(53.7)	(51.6)	(106.9)	(102.3)
Financial expenses	(28.5)	(18.1)	(50.1)	(35.7)
Gain on valuation and translation of derivative instruments	18.3	3.0	11.7	3.1
Income taxes	(7.1)	(7.2)	(25.5)	(23.7)
Non-controlling interest	(0.0)	(0.1)	(0.1)	(0.1)

Net Income	$111.2	$71.7	$207.5	$136.0

Average Revenue per User
Average monthly revenue per user (“ARPU”) is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2008/2007 SECOND QUARTER COMPARISON
Revenues: $447.5 million, an increase of $75.3 million (20.2%).
•	Combined revenues from all cable television services increased $21.6 million (11.9%) to $203.6 million. This growth was primarily due to an increase in the average number of basic cable customers, higher buying rates for our video-on-demand and pay-TV products, an increase of subscribers to our HD packages, as well as the price increases implemented at the beginning of March 2007 and March 2008, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers. Revenues from the illico Digital TV service, excluding related services, increased $23.1 million (27.8%) to $106.3 million. The performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. In the second quarter ended June 30, ARPU for our cable television services increased from $38.28 in 2007 to $40.96 in 2008, reflecting price increases, and the migration from analog to digital.

•	Revenues from Internet access services increased $21.9 million (21.4%) to $124.2 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and a decrease in promotional discounts. ARPU for our Internet services increased from $39.96 in 2007 to $42.02 in 2008. This increase was due to higher usage revenues and a decrease in promotional discounts.

MANAGEMENT DISCUSSION AND ANALYSIS
•	Revenues from cable and wireless telephony services increased $29.6 million (61.4%) to $77.8 million, essentially because of customer growth. ARPU for our cable telephony services increased from $30.99 in 2007 to $32.37 in 2008. This increase was mainly due to a higher buying rate of telephony options and a decrease in promotional discounts.

•	Revenues from business solutions decreased $1.9 million (-10.7%) to $15.8 million, due to the end of a major contract with Quebecor World Inc.

•	Revenues of Le SuperClub Vidéotron ltée increased $0.8 million (6.5%) to $13.2 million, primarily because of higher retail sales, rental revenues and royalties, partially offset by the impact of the sale of the StarStruck Entertainment chain and some store closings.

•	Other revenues, which represent mainly sales of equipment to customers, increased $3.3 million (34.7%) to $12.8 million, due to an increase in the sale of set-top boxes and a higher proportion of HD set-boxes.
Monthly combined ARPU: $81.59, compared with $69.95 in the same quarter of 2007, an increase of $11.64 (16.6%).
Customer statistics
Cable television – The second quarter is traditionally a slower period for our customer acquisitions in cable television services. However, this wasn’t the case in 2008 where we had our best second quarter since 1999. The combined customer base for cable television services increased by 7,800 (0.5%) in the second quarter of 2008 (compared with 1,900 in the same quarter of 2007) and by 75,500 (4.8%) in the 12-month period ended June 30, 2008 (see Table 2). As of June 30, 2008, our cable network had a household penetration rate (number of subscribers as a proportion of total homes passed, i.e., 2,519,651 homes as of the end of June 2008) of 65.9% versus 64.0% a year earlier.
•	The number of subscribers to illico Digital TV stood at 830,500 at the end of the second quarter of 2008, an increase of 27,700 or 3.5% during the quarter (compared with an increase of 26,200 in the second quarter of 2007) and a year-over-year increase of 151,400 (22.3%). At June 30, 2008, illico Digital TV had a household penetration rate of 33.0%, compared with 27.4% one year earlier.

•	The customer base for analog cable television services decreased by 19,900 (-2.3%) in the second quarter of 2008 (compared with a decrease of 24,400 customers in the same quarter of 2007) and by 75,900 (-8.4%) over a one-year period, primarily as a result of customer migration to illico Digital TV.
Internet access — The number of subscribers to cable Internet access services stood at 988,900 at the end of the second quarter of 2008, an increase of 23,600 (2.5%) from the previous quarter (compared with an increase of 26,000 in the second quarter of 2007) and an increase of 135,000 (15.8%) from the end of the second quarter of 2007 (see Table 2). At June 30, 2008, cable Internet access services had a household penetration rate of 39.2%, compared with 34.5% at June 30, 2007.
Cable telephony service — The number of subscribers to cable telephony service stood at 742,900 at the end of the second quarter of 2008, an increase of 51,300 (7.4%) from the previous quarter (compared with an increase of 55,000 in the second quarter of 2007) and an increase of 239,200 (47.5%) from the end of the second quarter of 2007 (see Table 2). At June 30, 2008, the IP telephone service had a household penetration rate of 29.5%, compared with 20.4% at June 30, 2007.
Wireless telephony service — At June 30, 2008, there were 54,600 lines activated to our wireless telephony service, an increase of 4,700 (9.4%) from the previous quarter (compared with an increase of 10,400 in the second quarter of 2007) and an increase of 23,900 (77.9%) from the end of the second quarter of 2007 (see Table 2).

MANAGEMENT DISCUSSION AND ANALYSIS
Table 2
End-of-quarter customer numbers
(in thousands of customers)

	June 08	March 08	Dec. 07	Sept. 07	June 07	March 07	Dec. 06

Cable television
Analog	829.5	849.4	869.9	896.0	905.4	929.8	948.8
Digital	830.5	802.8	768.2	720.3	679.1	652.9	623.6

Total cable television	1,660.0	1,652.2	1,638.1	1,616.3	1,584.5	1,582.7	1,572.4

Cable Internet	988.9	965.3	933.0	898.9	853.9	827.9	792.0
Cable telephony	742.9	691.6	636.4	573.8	503.7	448.7	397.8
Wireless telephony	54.6	49.9	45.1	38.7	30.7	20.3	11.8

Operating income: $182.2 million in the second quarter of 2008, an increase of $36.5 million (25.1%).
•	The increase was primarily due to:
o	customer growth for all services;

o	price increases, mostly on our cable television services and cable Internet access services;

o	$11.1 million favourable variance in expenses related to management fees payable to the parent company and for the stock option plan;
Partially offset by:
o	unfavourable variance of $14.5 million related to recognition in the second quarter of 2008 of a $19.5 million charge for CRTC Part II licence fees covering the period from September 1, 2006 to June 30, 2008 following the Federal Court of Appeal decision of April 29, 2008. The Company has recorded Part II fees in the current quarter that cover the period noted and will continue to record the fees on a prospective basis. This liability of $19.5 million is for the period from September 1, 2006 to June 30, 2008, of which an amount of $2.8 million is for the three-month period ended June 30, 2008 compared to $2.5 million for the same period in 2007.

o	increase in our marketing expenses; and

o	increase of our call center, technical services and network maintenance costs in order to support our growth.
Without the variations due to the CRTC Part II fees, the management fees payable to the parent company and for the stock option plan, the operating income would have increased by $42.1 million (28.9%).
Operating margin (operating income as a percentage of revenues): 40.7% in the second quarter of 2008, compared with 39.1% in the same period of the previous year.
Amortization charge: $53.7 million, an increase of $2.1 million.
•	The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services.
Financial expenses: $28.5 million, an increase of $10.4 million.
•	The increase was mainly due to:
o	$10.5 million impact of increased indebtedness;

MANAGEMENT DISCUSSION AND ANALYSIS
•	The increase in indebtedness was due to the issuance, on April 15, 2008 of US$455.0 million aggregate principal amount of Senior Notes.
Valuation and translation of derivative instruments: a gain of $18.3 million, an increase of $15.3 million.
•	The increase was mainly due to:
o	$5.1 million favourable impact related to a change in accounting estimates of the fair value of derivative financial instruments, reflecting market developments and recent accounting guidelines (see “Changes in accounting policies and accounting estimates” below);

o	$10.1 million favourable impact related to re-measurement of other financial instruments, including embedded derivatives due to changing yield curves.
Income tax expense: $7.1 million (effective tax rate of 6.0%), compared with $7.2 million in the same period of 2007 (effective tax rate of 9.1%).
•	The low rate in 2008 was mainly due to:
o	$21.5 million in non-taxable dividend from related parties (due to the fiscal consolidation); and

o	$5.3 million due to the recognition of a deferred tax credit.
•	The low rate in 2007 was mainly due to:
o	$11.2 million in non-taxable dividend from related parties (due to the fiscal consolidation); and

o	$6.3 million due to non-deductible charges, non-taxable income and differences between current and future tax rates.
Net income: $111.2 million, an increase of $39.5 million (55.0%).
•	The increase was mainly due to a $36.5 million increase in operating income (taxable at an average rate of 6.0% due to the fiscal consolidation)
2008/2007 YEAR-TO-DATE COMPARISON
Revenues: $878.1 million, an increase of $147.4 million (20.2%).
•	Combined revenues from all cable television services increased $39.0 million (10.8%) to $398.8 million. This growth was primarily due to an increase in the average number of basic cable customers, higher buying rates for our video-on-demand and pay-TV products, an increase of subscribers to our HD packages, as well as price increases, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers.

•	Revenues from Internet access services increased $42.7 million (21.2%) to $244.2 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and a decrease in promotional discounts.

•	Revenues from cable and wireless telephony services increased $59.2 million (65.4%) to $149.7 million, essentially because of customer growth.

•	Revenues from business solutions decreased $1.5 million (-4.3%) to $33.6 million, due to the end of a major contract with Quebecor World Inc.

•	Revenues of Le SuperClub Vidéotron ltée increased $2.1 million (8.4%) to $27.1 million, primarily because of higher retail sales and rental revenues, partially offset by the impact of the sale of the StarStruck Entertainment chain and some store closings.

MANAGEMENT DISCUSSION AND ANALYSIS
•	Other revenues, which represent mainly sales of equipment to customers, increased $5.9 million (31.2%) to $24.8 million, due to an increase in the sale of set-top boxes and a higher proportion of HD set-boxes.
Monthly combined ARPU: $79.99, compared with $68.66 in the same period of 2007, an increase of $11.33 (16.5%).
Operating income: $378.3 million in the first six months of 2008, an increase of $83.7 million (28.4%).
•	The increase was due primarily to:
o	customer growth for all services;

o	price increases, mostly on our cable television services and cable Internet access services;

o	$14.5 million favourable variance in expenses related to management fees payable to the parent company and for the stock option plan;
Partially offset by:
o	unfavourable variance of $14.5 million related to recognition in the second quarter of 2008 of a $19.5 million charge for CRTC Part II licence fees covering the period from September 1, 2006 to June 30, 2008 following the Federal Court of Appeal decision of April 29, 2008. The Company has recorded Part II fees in the current quarter that cover the period noted and will continue to record the fees on a prospective basis. This liability of $19.5 million is for the period from September 1, 2006 to June 30, 2008, of which an amount of $5.6 million is for the six-month period ended June 30, 2008 compared to $5.0 million for the same period in 2007.

o	increase in our marketing expenses; and

o	increase of our call center, technical services and network maintenance costs in order to support our growth.
Without the variations due to the CRTC Part II fees, the management fees payable to the parent company and for the stock option plan, the operating income would have increased by $83.2 million (28.2%).
Operating margin (operating income as a percentage of revenues): 43.1% in the first six months of 2008, compared with 40.3% in the same period of the previous year.
Amortization charge: $106.9 million, an increase of $4.6 million.
•	The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services.
Financial expenses: $50.1 million, an increase of $14.4 million.
•	The increase was mainly due to
o	$12.0 million impact of increased indebtedness;
•	The increase in indebtedness was due to issuance, on April 15, 2008 of US$455.0 million aggregate principal amount of Senior Notes.
Valuation and translation of derivative instruments: a gain of $11.7 million, an increase of $8.6 million.
•	The increase was mainly due to:
o	$5.1 million favourable impact related to a change in accounting estimates of the fair value of derivative financial instruments, reflecting market developments and recent accounting guidelines (see “Changes in accounting policies and accounting estimates” below);

MANAGEMENT DISCUSSION AND ANALYSIS
o	$3.5 million favourable impact related to re-measurement of other financial instruments, including embedded derivatives due to changing yield curves.
Income tax expense: $25.5 million (effective tax rate of 10.9%), compared with $23.7 million in the same period of 2007 (effective tax rate of 14.8%).
•	The low rate in 2008 was mainly due to:
o	$42.9 million in non-taxable dividend from related parties; and

o	$5.3 million due to the recognition of a deferred tax credit.
•	The low rate in 2007 was mainly due to:
o	$19.8 million in non-taxable dividend from related parties (due to the fiscal consolidation); and

o	$7.6 million due to non-deductible charges, non-taxable income and differences between current and future tax rates.
Net income: $207.5 million, an increase of $71.5 million (52.6%).
•	The increase was mainly due to:
o	$83.7 million increase in operating income (taxable at an average rate of 10.7% due to the fiscal consolidation);
Partially offset by:
o	$14.4 million increase in financial expenses.
CASH FLOWS AND FINANCIAL POSITION
Operating activities
Cash flows provided by operating activities: $178.3 million in the second quarter of 2008, compared with $138.5 million in the same quarter of 2007, an increase of $39.8 million (28.7%)
•	The increase was mainly due to:
o	$36.5 million increase in operating income.
For the six-month period ended June 30, 2008, cash flows provided by operating activities were $292.9 million in 2008 compared to $192.7 million for the same period in 2007, an increase of $100.2 million (52.0%).
•	The increase was mainly due to:
o	$83.7 million increase in operating income; and

o	$27.1 decrease in non-cash balances related to operations.
Partially offset by:
o	$12.0 million increase in interests on long-term debt.
Investing activities
Cash flows used by investing activities: $306.1 million in the second quarter of 2008, compared with $1,062.9 million in the same quarter of 2007, a decrease of $756.8 million.
•	The decrease was mainly due to:
o	acquisition of $995.0 million of shares of a company under common control in 2007 for tax planning purposes.

MANAGEMENT DISCUSSION AND ANALYSIS
Partially offset by:
o	in May, 2008, the Company subscribed to 200,000,000 preferred shares, Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc., for a total consideration of $200.0 million.
For the six-month period ended June 30, 2008, cash flows used by investing activities were $986.3 million in 2008 compared to $2,151.5 million for the same period in 2007, a decrease of $1,165.2 million.
•	The decrease was mainly due to:
o	acquisition of $1,995.0 million of shares of a company under common control in 2007 for tax planning purposes.
Partially offset by:
o	in May, 2008, the Company subscribed to 200,000,000 preferred shares, Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc., for a total consideration of $200.0 million; and

o	acquisition of $585.0 million of shares of a company under common control in 2008 for tax planning purposes.
Additions to fixed assets: $105.7 million in the second quarter of 2008, compared to $68.9 million in the same quarter of 2007, an increase of $36.8 million (53.4%). On a year-to-date basis, we added $202.1 million, compared with $157.1 million in the same period of 2007, an increase of $45.0 million (28.6%).
This growth was due to higher investments in our Internet network and the modernization of certain parts of our network. We continue to focus on success-driven capital spending.
Financing activities
Cash flows provided by financing activities: $127.8 million in the second quarter of 2008, compared with $924.4 million in the same quarter of 2007.
•	The $796.6 million decrease was mainly due to:
o	the Company contracting a subordinated loan of $995.0 million from Quebecor Media Inc. in 2007 for fiscal consolidation purposes;

o	a decrease in net borrowings under bank credit facility of $203.8 million in 2008 compared to a decrease of $48.0 million in 2007;

o	in 2008, the Company paid a dividend of $110.0 million to its parent company.
Partially offset by:
•	issuance, on April 15, 2008 of $449.3 million of long-term debt (net of financing costs) in order to repay a portion of our drawings under our revolving credit facility.
For the six-month period ended June 30, 2008, cash flows provided by financing activities were $693.4 million in 2008 compared to $1,958.9 million for the same period in 2007.
•	The $1,265.5 million decrease was mainly due to:
o	the Company contracting a subordinated loan of $1,995.0 million from Quebecor Media Inc. in 2007 for fiscal consolidation purposes compared to $585.0 million in 2008;
o	a decrease in net borrowings under bank credit facility of $126.7 million in 2008 compared to an increase of $1.0 million in 2007;

MANAGEMENT DISCUSSION AND ANALYSIS
o	in 2008, the Company paid a dividend of $110.0 million to its parent company.
Partially offset by:
o	issuance, on April 15, 2008 of $449.3 million of long-term debt (net of financing costs).
•	On April 7, 2008, the Company amended its Senior Secured Credit Facility to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Pursuant to these amendments, the Company may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million).
Investment in an affiliated company:
In May, 2008, the Company subscribed to 200,000,000 preferred shares, Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc., for a total consideration of $200.0 million. This transaction is related to the Company’s parent company’s qualification as a new market entrant in the spectrum auction for Advanced Wireless Services (3G).
Critical Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, included in our annual report on Form 20-F filed for the year ended December 31, 2007, and that there has been no change in such critical accounting estimates since December 31, 2007.
Risks and Uncertainties
For detailed information on our risks and uncertainties, see “Item 11 — Quantitative and Qualitative Disclosure about Market Risk” in our annual report on Form 20-F for the year ended December 31, 2007.
In the normal course of business, we are exposed to fluctuations in interest and exchange rates. We manage this exposure through staggered maturities and a balance of fixed-rate and variable-rate obligations. As of June 30, 2008, we were using derivative financial instruments to reduce our exchange and interest rate exposure.
While these agreements expose us to the risk of non-performance by a first party, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of our counterparties. For more details on financial instruments, please refer to Note 14 of our Interim Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2008 and 2007.
Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivables from individual customers. As of June 30, 2008, we had no significant concentration of credit risk.
Contractual obligations
Material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. The company entered in two material contractual obligations in the second quarter:
•	On April 15, 2008, the Company issued US$455.0 million in aggregate principal amount of Senior Notes.

MANAGEMENT DISCUSSION AND ANALYSIS
•	On March 31, 2008, the Company’s parent company, Quebecor Media Inc., qualified as a new market entrant in the spectrum auction for third generation Advanced Wireless Services (“AWS”). As part of the application, the Company issued an irrevocable standby letter of credit of $99.3 million to Industry Canada. The spectrum auction ended on July 21, 2008, resulting in an aggregate amount of $554.6 million of standing high bids held by Quebecor Media Inc., representing 17 new spectrum licenses for AWS covering mainly all of the province of Québec and certain areas of Ontario.

The Company and Quebecor Media Inc. have agreed, in accordance with the terms of the Company’s credit facilities and subject to approval by Industry Canada, to cause Quebecor Media Inc.’s subsidiary, 9193-2962 Québec Inc., participating in the spectrum auction for AWS, to transfer to the Company or one of its subsidiaries all Québec licenses, as well as all other licenses that will be obtained in the spectrum auction which will be paid for by way of a drawdown under the Company’s credit facilities.
Apart from these obligations, there were no material changes in contractual obligations in the second quarter of 2008 compared with the disclosures in the Annual Report for the year ended December 31, 2007 (Form 20F). For more details on material contractual obligations related to financial instruments, please refer to the liquidity risk management section in Note 14 of our Interim Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2008 and 2007.
Changes in Accounting Policies and Accounting Estimates
Current changes in accounting policies
On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. The adoption of this new section had no impact on the consolidated financial statements.
On January 1, 2008, the Company adopted the CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 14 of our Interim Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2008 and 2007.
Current changes in accounting estimates
The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instrument. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position. These amendments change the way the Company factored its non-performance risk in its valuation technique, considering market development and recent accounting guidelines. As a result of these changes, the fair value of these derivatives was increased by $12.4 million, the gain on valuation and translation of financial instruments was increased by $5.1 million ($4.1 million net of income taxes) and comprehensive income was increased by $7.3 million ($6.8 million net of income taxes).
Recent accounting developments in Canada
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses,

MANAGEMENT DISCUSSION AND ANALYSIS
whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
In February 2007, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged into International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), over a transitional period to be completed by 2011. The Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company is currently assessing the impacts of the IFRS convergence initiative.
Recent accounting developments in the United States
On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements, that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157, and FSP FAS 157-2, “Effective Date of SFAS 157”, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.
In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of noncontrolling interests in consolidated financial statements, accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.
In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective on January 1, 2008. The Company adopted SFAS 159 on January 1, 2008 with no impact of its consolidated statements.
Forward-looking statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been

MANAGEMENT DISCUSSION AND ANALYSIS
correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	the outcome of Canada’s upcoming wireless Spectrum auction and our ability to successfully pursue a strategy of becoming a facilities-based wireless provider;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Annual Report on Form 20F, included under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

VIDEOTRON LTD.
Interim Consolidated Statements of Income
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)

	Three-month periods ended		Six-month periods ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Operating revenues:
Cable television	$203,647	$182,028	$398,751	$359,717
Internet	124,246	102,348	244,196	201,484
Telephony	77,784	48,234	149,654	90,467
Business solution	15,805	17,668	33,609	35,150
Video stores	13,162	12,368	27,067	24,981
Other	12,809	9,513	24,797	18,903

	447,453	372,159	878,074	730,702

Direct costs and operating expenses	265,244	226,488	499,727	436,039

Amortization	53,721	51,625	106,861	102,279

Financial expenses (note 3)	28,532	18,095	50,091	35,653

Gain on valuation and translation of derivative instruments (note 4)	(18,300)	(3,029)	(11,703)	(3,086)

Income before income taxes and non-controlling interest	118,256	78,980	233,098	159,817

Income taxes (note 5):
Current	126	(87)	159	(51)
Future	6,926	7,287	25,347	23,779

	7,052	7,200	25,506	23,728

	111,204	71,780	207,592	136,089

Non-controlling interest	26	55	55	75

Net income	$111,178	$71,725	$207,537	$136,014

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)

	Three-month periods ended		Six-month periods ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Net income	$111,178	$71,725	$207,537	$136,014

Other comprehensive income (loss):
Unrealized loss on derivative instruments	(32,447)	(4,100)	(24,780)	(183)
Income taxes	8,416	2,710	6,382	1,816

	(24,031)	(1,390)	(18,398)	1,633

Comprehensive income	$87,147	$70,335	$189,139	$137,647

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Deficit
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)

	Three-month periods ended		Six-month periods ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Deficit at beginning of period	$(260,385)	$(618,147)	$(356,744)	$(682,436)

Excess of consideration paid over the carrying value of an asset acquired from an affiliated company	(750)	—	(750)	—

Net income	111,178	71,725	207,537	136,014

Dividend	(110,000)	—	(110,000)	—

Deficit at end of period	$(259,957)	$(546,422)	$(259,957)	$(546,422)

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)

	Three-month periods ended		Six-month periods ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Cash flows related to operating activities:
Net income	$111,178	$71,725	$207,537	$136,014
Adjustments for the following items:
Amortization of fixed assets	53,330	51,087	105,956	101,203
Amortization of other assets	7,301	5,227	13,646	10,217
Gain on valuation and translation of derivative instruments (note 4)	(18,300)	(3,029)	(11,703)	(3,086)
Amortization of financing costs and debt premium or discount	400	110	510	220
Future income taxes	6,926	7,287	25,347	23,779
Loss on disposal of fixed assets	777	140	1,439	268
Non-controlling interest	26	55	55	75
Unrealized (gain) loss on foreign currency translation of short-term monetary items	(193)	2,315	(833)	178

	161,445	134,917	341,954	268,868
Net change in non-cash balances related to operations	16,853	3,620	(49,104)	(76,209)

Cash flows provided by operating activities	178,298	138,537	292,850	192,659
Cash flows related to investing activities:
Acquisition of fixed assets	(105,681)	(68,868)	(202,077)	(157,133)
Acquisition of shares of a company under common control	(200,000)	(995,000)	(785,000)	(1,995,000)
Net decrease in temporary investments	—	997	—	987
Other	(459)	(29)	782	(393)

Cash flows used in investing activities	(306,140)	(1,062,900)	(986,295)	(2,151,539)
Cash flows related to financing activities:
Net change in bank indebtedness	(7,681)	(14,387)	15,841	(11,886)
Net borrowings under bank credit facility	(203,815)	(48,000)	(126,734)	1,000
Issuance of long-term debt, net of financing costs	449,338	—	449,338	—
Subordinated loan from parent company	—	995,000	585,000	1,995,000
Reduction in paid-up capital	—	(8,250)	(120,000)	(25,250)
Dividend	(110,000)	—	(110,000)	—
Other	—	—	—	16

Cash flows provided by financing activities	127,842	924,363	693,445	1,958,880

Cash and cash equivalents, at beginning and end of period	$—	$—	$—	$—

Cash interest payments	$22,281	$16,211	$47,254	$39,197
Cash income tax payments (net of refunds)	5	40	211	65

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Balance Sheets
(Unaudited)
As at June 30, 2008 and December 31, 2007
(in thousands of Canadian dollars)

	June 30,	December 31,
	2008	2007

Assets

Current assets:
Accounts receivable	$154,263	$161,366
Amounts receivable from affiliated companies	8,739	12,266
Income taxes	247	220
Inventories	33,729	39,445
Prepaid expenses	16,866	16,316
Future income taxes	12,351	31,585

	226,195	261,198

Investments (note 7, 8)	2,780,000	1,995,000
Fixed assets	1,488,142	1,408,805
Future income taxes	2,090	2,970
Other assets	32,752	30,466
Goodwill	433,759	433,759

	$4,962,938	$4,132,198

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$25,346	$9,505
Accounts payable and accrued liabilities	230,036	267,432
Amounts payable to affiliated companies	22,810	54,683
Deferred revenue	152,552	151,928
Income taxes	55	119

	430,799	483,667

Long-term debt (note 9)	1,292,859	950,988
Subordinated loan to parent company (note 7)	2,580,000	1,995,000
Derivative financial instruments	239,876	245,556
Future income taxes	170,309	166,162
Other liabilities	31,596	31,715

	4,745,439	3,873,088

Shareholder’s equity:
Share capital (note 10)	1	46,177
Contributed surplus (note 10)	503,155	576,979
Deficit	(259,957)	(356,744)
Accumulated other comprehensive loss (note 11)	(25,700)	(7,302)

	217,499	259,110

	$4,962,938	$4,132,198

Commitments and guarantees (note 12)
See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
Videotron Ltd. (the “Company”) is a cable service provider in the province of Québec for pay-television services, internet access and telephony services. The Company also provides business telecommunication services, wireless communication services and operates a chain of video stores.

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), on a basis consistent with those followed in the most recent audited annual consolidated financial statements, except as described in note 2 below. However, these unaudited interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the December 31, 2007 audited consolidated financial statements and the notes thereto. In the opinion of management, these unaudited interim consolidated financial statements contain all the adjustments considered necessary.

Certain comparative figures for the previous periods have been reclassified to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2008.

2.	Changes in accounting policies and estimates:

Current changes in accounting policies

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. The adoption of this new section had no impact on the consolidated financial statements.

On January 1, 2008, the Company adopted the CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 14.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
2.	Changes in accounting policies and estimates (continued):

Current changes in accounting estimates

The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instrument. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position. These amendments change the way the Company factored its non-performance risk in its valuation technique, considering market development and recent accounting guidelines. As a result of these changes, the fair value of these derivatives was increased by $12.4 million, the gain on valuation and translation of financial instruments was increased by $5.1 million ($4.1 million net of income taxes) and comprehensive income was increased by $7.3 million ($6.8 million net of income taxes).

Future changes in accounting policies

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.

In February 2007, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company is currently assessing the impacts of the IFRS convergence initiative.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
3. Financial expenses:

	Three-month periods ended		Six-month periods ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(in thousands of Canadian dollars)
Third parties:
Interest on long-term debt	$29,929	$19,416	$51,273	$39,272
Amortization of financing costs and long-term debt premium or discount	400	110	510	220
Loss (gain) on foreign currency translation of short-term monetary items	989	(348)	3,304	(1,911)
Other	(551)	21	(551)	21

	30,767	19,199	54,536	37,602

Affiliated parties:
Interest expense	67,382	33,929	134,441	59,837
Dividend income	(69,617)	(35,033)	(138,886)	(61,786)

	(2,235)	(1,104)	(4,445)	(1,949)

	$28,532	$18,095	$50,091	$35,653

4.	Gain on valuation and translation of derivative instruments:

	Three-month periods ended		Six-month periods ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(in thousands of Canadian dollars)
(Gain) loss on embedded derivatives and derivative Instruments to which hedge accounting is not use	$(12,021)	$632	$(6,913)	$2,211
(Gain) loss on ineffective portion of fair value hedges	(6,279)	(3,661)	(4,790)	(5,297)

	$(18,300)	$(3,029)	$(11,703)	$(3,086)

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
5.	Income taxes:

The following table reconciles income taxes at the Company’s domestic tax rate of 30.90% in 2008 (2007 - 32.02%) and income taxes in the interim consolidated statements of income:

	Three-month periods ended		Six-month periods ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(in thousands of Canadian dollars)
Income taxes at domestic statutory tax rates	$36,541	$25,289	$72,027	$51,173

Increase (reduction) resulting from:
Non-taxable dividend from the parent company	(21,512)	(11,218)	(42,916)	(19,784)
Non-deductible charges, non- taxable income and differences between current and future tax rates	(2,019)	(6,254)	1,267	(7,622)
Recognition of a deferred tax credit	(5,298)	—	(5,298)	—
Other	(660)	(617)	426	(39)

	$7,052	$7,200	$25,506	$23,728

6.	Pension plans:

The Company maintains defined benefit and contribution pension plans for its employees. The total costs were as follows:

	Three-month periods ended		Six-month periods ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(in thousands of Canadian dollars)
Pension plans:
Defined benefit plans	$1,269	$1,438	$2,682	$2,930
Defined contribution plans	1,328	1,199	2,754	2,530

	$2,597	$2,637	$5,436	$5,460

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
7.	Subordinated loan to parent company:

	June 30,	December 31,
	2008	2007
	(in thousands of Canadian dollars)
Subordinated loan — Quebecor Media Inc.	$2,580,000	$1,995,000

On January 4, 2008, the Company contracted a subordinated loan of $415.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, the Company invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On January 4, 2008, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $170.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

8.	Investment in an affiliated company:

In May, 2008, the Company subscribed to 200,000,000 preferred shares, Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc., for a total consideration of $200.0 million. This transaction is related to the Company’s parent company’s qualification as a new market entrant in the spectrum auction for Advanced Wireless Services (3G).

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
9.	Long-term debt:

	June 30,	December 31,
	2008	2007
	(in thousands of Canadian dollars)
Bank credit facility (a)	$20,987	$147,721
Senior Notes (b)	1,305,487	825,634

	1,326,474	973,355

Change in fair value related to hedged interest rate risks	(11,995)	(14,477)
Adjustment related to embedded derivatives	(2,277)	4,636
Financing fees, net of amortization	(19,343)	(12,526)

	$1,292,859	$950,988

(a)	On April 7, 2008, the Company entered into amendments to its Senior Secured Credit Facility pursuant to which commitments under the Senior Secured Credit Facility were increased from $450.0 million to $575.0 million and the maturity of the facility was extended to April 2012. Pursuant to these amendments, the Company may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million).

(b)	On April 15, 2008, the Company issued US$455.0 million in aggregate principal amount of Senior Notes at a discount price of 98.432% for net proceeds of US$447.9 million, before financing fees of US$7.7 million. These Notes bear interest at a rate of 9.125% for an effective interest rate of 9.375% payable every six months on June 15 and December 15, and mature on April 15, 2018. The Notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2013, with a premium decreasing from 4.563% on April 15, 2013 to nil on April 15, 2016. The Company has fully hedged the foreign currency risk associated with the Senior Notes by using cross currency interest rate swaps under which all payments were set in Canadian dollars.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
10.	Share capital:

Authorized share capital:

An unlimited number of common shares, Series A, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E and Series F, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regard to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the Class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

	June 30,	December 31,
	2008	2007
	(in thousands of Canadian dollars)
Issued and paid:
2,515,276 common shares Series A	$1	$46,177

In January and February 2008, the Company reduced the paid-up capital of its common shares by total cash distributions of $120.0 million, of which $73.8 million were recorded as a reduction of contributed surplus.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
11.	Accumulated other comprehensive loss:

(in thousands of Canadian dollars)
Balance as at December 31, 2006	$—

Cumulative effect of changes in accounting policies	(22,446)
Other comprehensive income, net of income taxes	1,633

Balance as at June 30, 2007	(20,813)

Other comprehensive income, net of income taxes	13,511

Balance as at December 31, 2007	(7,302)

Other comprehensive loss, net of income taxes	(18,398)

Balance as at June 30, 2008	$(25,700)

No significant amount is expected to be reclassified to income over the next 12 months in connection with derivatives designated as cash flow hedges; while the balance is expected to be reversed over a 10-year period.

12.	Commitments and guarantees:

On March 31, 2008, the Company’s parent company, Quebecor Media Inc., qualified as a new market entrant in the spectrum auction for third generation Advanced Wireless Services (“AWS”). As part of the application, the Company issued an irrevocable standby letter of credit of $99.3 million to Industry Canada. The spectrum auction ended on July 21, 2008, resulting in an aggregate amount of $554.6 million of bids made by Quebecor Media Inc., that were retained for 17 new spectrum licenses for AWS covering all of the province of Québec and certain areas of Ontario.

The Company and Quebecor Media Inc. have agreed, in accordance with the terms of the Company’s credit facilities and subject to approval by Industry Canada, to cause Quebecor Media Inc.’s subsidiary, 9193-2962 Québec Inc., participating in the spectrum auction for AWS, to transfer to the Company or one of its subsidiaries all Québec licenses, as well as all other licenses obtained in the spectrum auction if they are paid for by way of a drawdown under the Company’s credit facilities.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
13.	Contingencies:

In 2003 and 2004, a number of companies, including the Company, brought a suit against the Crown before the Federal Court, alleging that the Part II license fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court decreed that these fees did indeed constitute taxes, that the Canadian Radio-television and Telecommunications Commission (“CRTC”) was to cease collection of such fees but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II license fees payable on November 30 of each year unless a Superior Court reverses the Federal Court decision. Considering these facts and as a result of the decision of the Superior Court, the Company had reversed its liability of $11.1 million related to these Part II license fees for the period from September 1, 2006 to September 30, 2007 in the third quarter of 2007. The Company also ceased to record the Part II license fees in subsequent periods.

On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies are in disagreement with this decision and have requested a leave to appeal to the Supreme Court of Canada. The CRTC publicly stated that it will make no attempt to collect outstanding Part II license fees until the earlier of a) the leave to appeal to the Supreme Court of Canada is denied, or b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or c) the matter is settled between the parties. The Company believes in the merit of its request for appeal to the Supreme Court. However, by virtue of the decision of the Federal Court of Appeal that confirms the right of the CRTC to collect Part II license fees to which the Company is subject, the Company recorded a total liability of $19.5 million related to the Part II license fees for the period from September 1, 2006 to June 30, 2008, in the second quarter of 2008.

14.	Financial instruments and financial risk management:

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company’s activities.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
14.	Financial instruments and financial risk management (continued):

From its use of financial instruments, the Company is exposed to credit risk, liquidity risk, market risks relating to foreign exchange fluctuations, to interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company uses derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and on certain capital or inventory expenditures denominated in foreign currency. The Company does not intend to settle its financial derivative instruments prior to their maturities as none of these instruments are held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.
(a)	Description of derivative financial instruments:
(i)	Foreign exchange forward contracts:

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount
	(millions of $)
$ / US$	Less than 1 year	1.0084	US$	70.8

(ii)	Cross-currency interest rate swaps:

						CDN dollar
						exchange rate
				Annual	Annual	of interest
		Notional		effective	nominal	and capital
	Period	amount		interest	interest	payments per
	covered	(millions of $)		rate	rate	one US dollar

Senior Notes	2004 to 2014	US$	190.0	Bankers’	6.875%	1.2000
				acceptances
				3 months
				+ 2.80%

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’	6.875%	1.3425
				acceptances
				3 months
				+ 2.73%

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
14.	Financial instruments and financial risk management (continued):
(ii)	Cross-currency interest rate swaps (continued):

Certain cross-currency interest rate swaps entered into by the Company include an option that allows each party to unwind the transaction on a specific date at the then market value.
(b)	Fair value of financial instruments:

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued liabilities to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

Carrying value and fair value of long-term debt and derivative financial instruments as at June 30, 2008 and as at December 31, 2007 are as follows:

		2008		2007
	Carrying		Carrying
	value	Fair value	value	Fair value
	(in thousands of Canadian dollars)
Long-term debt (1)	$(1,326,474)	$(1,306,800)	$(973,355)	$(938,158)
Cross-currency interest rate swaps	(240,770)	(240,770)	(241,320)	(241,320)
Foreign exchange forward contracts	894	894	(4,236)	(4,236)

(1)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long term debt related to hedged interest risk, embedded derivatives and financing fees.
The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields, market value of similar instruments with the same maturity, or quoted market prices when available. The interest rates used to discount estimated cash flows are based on swap yield curves at the reporting date. The fair value of the derivative financial instruments is estimated using period-end market rates.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
14.	Financial instruments and financial risk management (continued):
(c)	Credit risk management:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of June 30, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. As of June 30, 2008, 8.1% of trade receivables were 90 days past their billing date (7.0% as of December 31, 2007). The allowance for doubtful accounts amounted to $12.5 million as at June 30, 2008 ($11.7 million as at December 31, 2007).

The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under the Company’s policy, the Company does not foresee any failure by counterparties to meet their obligations.

(d)	Liquidity risk management:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations be met at excessive cost. Management of the Company believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
14.	Financial instruments and financial risk management (continued):
(d)	Liquidity risk management (continued):

As of June 30, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments. These obligations and their maturities are as follows:

			Less than		5 years
	Total	1 year	1-3 years	3-5 years	and more
	(in thousands of Canadian dollars)
Long-term debt	$1,326,474	$—	$—	$20,987	$1,305,487
Interest payments (1)	903,685	116,889	233,778	233,778	319,240
Derivative instruments (2)	194,494	—	—	—	194,494

Total contractual obligations	$2,424,653	$116,889	$233,778	$254,765	$1,819,221

(1)	Estimate of interest to be paid on long-term debt is based on the hedged and unhedged interest rates and hedged foreign exchange rate at June 30, 2008.

(2)	Estimated future disbursements on derivative financial instruments related to foreign exchange hedging.
(e)	Market risk:

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates, and equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

The Company is exposed to foreign currency risk on purchases and loans that are denominated in a currency other than Canadian dollars. Most of these transactions are denominated in U.S. dollars. The Company hedges the foreign currency risk exposure on 100% of U.S. dollar-denominated debt obligations outstanding as of June 30, 2008 and hedges a significant portion of its exposure on certain purchases of inventories and other capital expenditures. Accordingly, the Company’s sensitivity to the variation of foreign currency rates is economically limited.

An increase or a decrease of 1% in the exchange rate of the Canadian dollar compared to the U.S. dollar would have an impact on foreign denominated inventory purchases and capital expenditures of less than $1.0 million on a yearly basis.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
14.	Financial instruments and financial risk management (continued):
(e)	Market risk (continued):

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt and has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 65.9% of fixed rate debt and 34.1% of floating rate debt, as of June 30, 2008.

An increase or a decrease of 25 basis points in the Bankers’ acceptances rate would have increased or decreased interest expense by approximately $1.3 million in the second quarter and by $2.6 million for the six-month period ended June 30, 2008.

(f)	Capital management:

The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various activities, including growth opportunities.

In managing its capital structure, the Company takes into account the asset characteristics of its subsidiaries and planned requirements for funds. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations and the level of distributions to the parent company. Since the last financial year, the Company has not significantly changed its strategy regarding management of its capital structure.

The capital structure of the Company is composed of shareholder’s equity, bank indebtedness, long-term debt, liabilities related to derivative financial instruments and non-controlling interests, less cash, cash equivalents and temporary investments.

The Company was in compliance with all debt covenants and is not subject to any externally imposed capital requirements.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
15.	Significant differences between GAAP in Canada and the United States:

The Company’s interim consolidated financial statements are prepared in accordance with Canadian GAAP which differ in some respects from those applicable in the United States (U.S. GAAP). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s interim consolidated financial statements.
(a)	Consolidated Statements of Income:

	Three-month periods ended		Six-month periods ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(in thousands of Canadian dollars)
Net income as reported in the interim consolidated statements of income per Canadian GAAP	$111,178	$71,725	$207,537	$136,014

Adjustments:
Push-down basis of accounting (i)	(2,151)	(1,389)	(4,304)	(3,543)
Development and pre- operating costs (iii)	346	364	1,542	794
Derivative instruments (iv)	(10,182)	(6,010)	(16,135)	(5,126)
Stock-based compensation (vii)	(1,200)	—	(2,600)	(500)
Income taxes (v)	(1,691)	614	(1,206)	338

	(14,878)	(6,421)	(22,703)	(8,037)

Net income as adjusted per U.S. GAAP	$96,300	$65,304	$184,834	$127,977

(b)	Consolidated Statements of Comprehensive Income:

	Three-month periods ended		Six-month periods ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	(in thousands of Canadian dollars)
Comprehensive income as per Canadian GAAP	$87,147	$70,335	$189,139	$137,647

Adjustments to net income as per (a) above	(14,878)	(6,421)	(22,703)	(8,037)

Adjustments to other comprehensive income:
Derivative instruments (iv)	821	5,400	5,015	5,400
Income taxes (v)	(124)	(1,207)	(980)	(1,207)

	697	4,193	4,035	4,193

Comprehensive income based on U.S. GAAP	$72,966	$68,107	$170,471	$133,803

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
15.	Significant differences between GAAP in Canada and the United States (continued):
(b)	Consolidated Statements of Comprehensive Income (continued):

Accumulated other comprehensive loss as at June 30, 2008 and December 31, 2007 is as follows:

	June 30,	December 31,
	2008	2007
	(in thousands of Canadian dollars)
Accumulated other comprehensive loss as per Canadian GAAP	$(25,700)	$(7,302)

Adjustments:
Pension and postretirement benefits (vi)	(2,239)	(2,239)
Derivative instruments (iv)	5,317	302
Income taxes (v)	(498)	482

	2,580	(1,455)

Accumulated other comprehensive loss as per U.S. GAAP at end of period	$(23,120)	$(8,757)

(c)	Consolidated Balance Sheets:

		June 30,		December 31,
		2008		2007
	Canada	United States	Canada	United States
	(in thousands of Canadian dollars)
Fixed assets	$1,488,142	$1,579,427	$1,408,805	$1,506,363
Goodwill	433,759	2,577,584	433,759	2,577,584
Future income tax assets	14,441	15,894	34,555	35,442
Other assets	32,752	12,183	30,466	7,116
Other liabilities (1)	(284,442)	(279,338)	(353,830)	(338,200)
Long-term debt	(1,292,859)	(1,299,227)	(950,988)	(946,236)
Future income tax liabilities	(170,309)	(186,964)	(166,162)	(188,721)
Contributed surplus	(503,155)	(5,104,319)	(576,979)	(5,178,143)
Deficit	259,957	2,665,626	356,744	2,739,710
Accumulated other comprehensive loss	25,700	23,120	7,302	8,757

(1)	Includes: Accounts payable and accrued liabilities, amounts payable to affiliated companies, and other liabilities.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
15.	Significant differences between GAAP in Canada and the United States (continued):
(i)	Push-down basis of accounting:

The basis of accounting used in the preparation of these financial statements under U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect the parent’s cost basis, were:
(a)	The carrying values of fixed assets were increased by $110.8 million;

(b)	The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $41.5 million;

(d)	Future income tax liability increased by $24.4 million; and

(e)	The $4,631.1 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,653.4 million was credited as contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expense for U.S. GAAP purposes has been increased by $16.9 million.
(ii)	Goodwill impairment:

The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
15.	Significant differences between GAAP in Canada and the United States (continued):
(iii)	Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under U.S. GAAP, these costs are expensed as incurred.

(iv)	Accounting for derivative financial instruments and hedging activities:

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore, must be recorded at their fair value with changes in income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair value. Accordingly, measurement of ineffectiveness recorded in income for hedging relationships differ from the measurement under Canadian GAAP.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

(v)	Income taxes:

Under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
15.	Significant differences between GAAP in Canada and the United States (continued):
(v)	Income taxes (continued):

The Company and a subsidiary entered into tax consolidation transactions with a parent company by which tax losses were transferred between the parties. Under GAAP in Canada, these transactions resulted in the recognition of a deferred credit of $5.7 million in 2007. Under U.S. GAAP, since these transactions are related to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

In 2008, $5.3 million of the deferred credit was recognized.

(vi)	Pension and postretirement benefits:

Under U.S. GAAP, SFAS 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss.

Under Canadian GAAP, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(vii)	Stock-based compensation:

Under U.S. GAAP, in accordance with SFAS 123(R), Share-Based Payment, the liability related to stock-based awards, that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock option awards, and shall be remeasured at the end of each reporting period. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock option awards instead of the fair value.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, continued
(Unaudited)
Three-month and Six-month periods ended June 30, 2008 and 2007
(in thousands of Canadian dollars)
15.	Significant differences between GAAP in Canada and the United States (continued):
(viii)	Fair value measurements:

On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements, that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS-157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement No. 13,” which removes certain leasing transactions from the scope of SFAS 157. The FASB also issued FSP FAS 157-2, “Effective Date of SFAS 157”, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.